Execution Version

UNDERWRITING AGREEMENT

June 2, 2020

Vizsla Resources Corp.

1030 West Georgia Street, Suite 1001

Vancouver, British Columbia

V6E 3B9

Attention: Michael A. Konnert, President, Chief Executive Officer & Director

Dear Sir:

The undersigned, Canaccord Genuity Corp., as lead underwriter and sole-bookrunner (the "Underwriter"), understands that Vizsla Resources Corp. (the "Company") proposes to issue and sell to the Underwriter 9,350,000 Common Shares (as hereinafter defined) of the Company (the "Offered Shares").

Upon and subject to the terms and conditions set forth herein, the Underwriter agrees to act as underwriter and purchase from the Company, and by its acceptance hereof, the Company agrees to sell to the Underwriter 9,350,000 Offered Shares on the Closing Date (as hereinafter defined), at a price of $0.43 per Offered Share, for aggregate gross proceeds to the Company of $4,020,500 (the "Offering").

The Company also hereby grants to the Underwriter an option (the "Over-Allotment Option") to purchase from the Company up to an additional 1,402,500 Common Shares (the "Additional Shares"), at a price of $0.43 per Additional Share, if and to the extent that the Underwriter shall have determined to exercise the Over-Allotment Option to purchase such Additional Shares. The Underwriter shall have the right to purchase, in its sole discretion, in whole or in part, and from time to time, the Additional Shares from the Company on the same basis as the Offered Shares. If the Underwriter elects to exercise such Over-Allotment Option, the Underwriter shall notify the Company in writing not later than the date that is 30 days following the Closing Date, which notice shall specify the number of Additional Shares to be purchased by the Underwriter and the date (the "Option Closing Date") on which such Additional Shares are to be purchased. Such Option Closing Date may be the same as the Closing Date but not earlier than the later of (i) the Closing Date, and (ii) two Business Days (as hereinafter defined) after the date of such notice, nor later than seven Business Days after the date of such notice. Additional Shares may be purchased solely for the purpose of covering over-allotments made in connection with the Offering of the Offered Shares, if any, and for market stabilization purposes. Unless the context otherwise requires, all references to the "Offered Shares" shall include the "Additional Shares" and assume the full exercise of the Over-Allotment Option.

The Underwriter understands that the Company has prepared and concurrently with the entering into of this Agreement will file the Preliminary Prospectus (as hereinafter defined) with the Securities Regulators (as hereinafter defined) in the Qualifying Jurisdictions (as hereinafter defined) pursuant to NP 11-202 (as hereinafter defined) and will obtain the decision document in respect of the Preliminary Prospectus. The Underwriter will distribute the Offered Shares in Canada pursuant to the Final Prospectus (as hereinafter defined) in the manner contemplated by this Agreement. Subject to applicable law, including the applicable Securities Laws (as hereinafter defined), and the terms of this Agreement, the Offered Shares may also be distributed on an exempt basis in other jurisdictions outside Canada provided that they are lawfully offered and sold on a basis exempt from the prospectus, registration or similar requirements of any such jurisdictions.

The parties acknowledge that the Offered Shares, the Broker Warrants (as hereinafter defined) and the Broker Warrant Shares (as hereinafter defined) have not been and will not be registered under the U.S. Securities Act (as hereinafter defined) or the securities laws of any state of the United States and may not be offered or sold in the United States, or to or for the account or benefit of, U.S. Persons (as hereinafter defined), except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States in the manner specified in this Agreement and pursuant to the representations, warranties, acknowledgments, agreements and covenants of the Company, the Underwriter and the U.S. Affiliate (as hereinafter defined) contained in Schedule "A" hereto, which is incorporated into and forms an integral part of this Agreement. All actions to be undertaken by the Underwriter in the United States or to, or for the account or benefit of, U.S. Persons in connection with the matters contemplated herein shall be undertaken through the U.S. Affiliate.

The Company agrees that the Underwriter will be permitted to appoint as the Selling Group (as hereinafter defined) other registered dealers (or other dealers duly licensed or registered in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriter may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriter.

In consideration of the services to be rendered by the Underwriter pursuant to this Agreement and in connection with all other matters relating to the issue and sale of the Offered Shares, the Company shall pay to the Underwriter at the Closing Time (as hereinafter defined) and the Option Closing Time (as hereinafter defined) a cash commission (the "Commission") equal to 6% of the gross proceeds realized by the Company in respect of the sale of the Offered Shares (including, for certainty, any Additional Shares issued and sold by the Company on exercise of the Over-Allotment Option). As additional consideration, the Company shall issue and deliver to the Underwriter the Broker Warrants. The obligation of the Company to pay the Commission and issue the Broker Warrants shall arise at the Closing Time against payment for the Offered Shares, and the Commission and the Broker Warrants shall be fully earned by the Underwriter at that time; provided that in respect of Commission payable and Broker Warrants issuable in respect of Additional Shares sold upon exercise of the Over-Allotment Option subsequent to the Closing Date, the Commission and Broker Warrants shall be fully earned by the Underwriter at the Option Closing Time.

DEFINITIONS

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

"Additional Shares" has the meaning ascribed to it on the face page of this Agreement;

"affiliate", "associate", "distribution", "material change", "material fact" and "misrepresentation" have the respective meanings ascribed thereto in the Securities Act (British Columbia);

"Affiliates" means the affiliates of the Underwriter;

"Agreement" means the agreement resulting from the acceptance by the Company of the offer made hereby;

"Broker Securities" means, collectively, the Broker Warrants and the Broker Warrant Shares;

"Broker Warrant Certificates" means the certificates representing the Broker Warrants and containing the terms thereof;

"Broker Warrant Shares" means the Common Shares issuable upon exercise of the Broker Warrants;

"Broker Warrants" means the broker warrants to be issued to the Underwriter at the Closing Time, and the Option Closing Time, if applicable, which shall entitle the Underwriter to subscribe for that number of Common Shares as is equal to 6% of the total number of Offered Shares sold pursuant to the Offering, including, for certainty, the Offered Shares sold on any exercise of the Over-Allotment Option, at an exercise price of $0.43 per Broker Warrant Share for a period of 24 months following the Closing Date;

"Business Day" means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario or the City of Vancouver, British Columbia;

"Canadian Securities Laws" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators in the Qualifying Jurisdictions, and all applicable rules and policies of the TSXV;

"Canam" means Canam Alpine Ventures Ltd., a wholly-owned subsidiary of the Company;

"Closing" means the completion of the purchase and sale of the Offered Shares pursuant to the Offering in accordance with the provisions of this Agreement;

"Closing Date" means the day on which Closing shall occur, being June 18, 2020, or such other date(s) as may be permitted under applicable Securities Laws and as the Company and the Underwriter may determine;

"Closing Time" means 5:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the Company and the Underwriter may determine;

"Commission" has the meaning ascribed to it on the face page of this Agreement;

"Common Share" means a common share in the capital of the Company;

"Company" has the meaning ascribed to it on the face page of this Agreement;

"Company's Auditors" means MNP LLP, or such other firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company;

"comparables" has the meaning ascribed thereto in NI 41-101;

"Debt Instrument" means any note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability, to which the Company or any of its subsidiaries is a party or by which any of their property or assets are bound;

"Engagement Letter" means the letter agreement between the Company and the Underwriter dated May 26, 2020 in respect of the Offering;

"Environmental Laws" means all applicable federal, provincial, territorial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, ordinances, regulations or orders, relating to the protection of the environment, occupational and human health and safety or the treatment, use, processing, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

"Final Prospectus" means the (final) short form prospectus of the Company prepared in connection with the qualification for distribution of the Offered Shares, the Over-Allotment Option and the Broker Warrants, including the documents incorporated therein by reference, and including any Supplementary Material thereto;

"Financial Statements" means the audited consolidated financial statements of the Company for the year ended April 30, 2019 and the period from incorporation (September 26, 2017) to April 30, 2018, together with the notes thereto and the report of the Company's Auditors thereon, and the unaudited condensed consolidated interim financial statements of the Company for the three and nine month periods ended January 31, 2020 and 2019, together with the notes thereto;

"Government Official" means any (i) official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) salaried political party official, elected member of political office or candidate for political office, or (iii) company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

"Governmental Entity" means any (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign having jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, (ii) subdivision, agent, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

"including" means including without limitation;

"Indirect Mexican Subsidiaries" means, collectively, Minera Canam, S.A. de C.V. and Operaciones Canam Alpine, S.A. de C.V.;

"Laws" means all applicable laws, statutes, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entities;

"Leased Premises" means the premises which are material to the Company or any Subsidiary and which the Company or any Subsidiary occupies or proposes to occupy as a tenant, sub-tenant or occupant;

"Marketing Document" means the term sheet for the Offering dated May 27, 2020, the template version of which has been agreed to between the Company and the Underwriter;

"marketing materials" has the meaning ascribed thereto in NI 41-101 and for certainty, includes the Marketing Document;

"Material Adverse Effect" means any change, effect, event or occurrence, that (i) is, or would be reasonably expected to be, materially adverse with respect to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), business, affairs, capital, ownership, control, management, operations, results of operations or prospects of the Company and its subsidiaries (on a consolidated basis), or (ii) would result in any of the Offering Documents containing a misrepresentation;

"Material Agreement" means (i) any contract, commitment, agreement (written or oral), instrument, lease or other document, including the Panuco Option Agreements and any other option agreement or licence agreement, to which the Company or a Subsidiary is a party or otherwise bound and which is material to the Company or any Subsidiary, and (ii) any Debt Instrument, any agreement, contract or commitment to create, assume or issue any Debt Instrument, and any other outstanding loans to the Company or any Subsidiary from, or any loans by the Company or any Subsidiary to or a guarantee by the Company or any Subsidiary of the obligations of, any other person;

"Money Laundering Laws" has the meaning ascribed to it in Section 7(a)(xxxviii);

"NI 41-101" means National Instrument 41-101 - General Prospectus Requirements;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

"NP 11-202" means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

"Offered Shares" has the meaning ascribed to it on the face page of this Agreement and shall, unless the context otherwise requires, include all Additional Shares assuming the full exercise of the Over-Allotment Option;

"Offering" has the meaning ascribed to it on the face page of this Agreement;

"Offering Documents" means, collectively, the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum, any Supplementary Material and any amendment thereto;

"Option Closing Date" has the meaning ascribed to it on the face page of this Agreement;

"Option Closing Time" means 5:00 a.m. (Vancouver time) on the Option Closing Date or such other time on the Option Closing Date as the Company and the Underwriter may determine;

"Over-Allotment Option" has the meaning ascribed to it on the face page of this Agreement;

"Panuco Option Agreements" means, collectively, the option agreements and related short form agreements entered into between Canam and Silverstone and Rio Panuco, respectively, in respect of the Panuco Property and pursuant to which Canam holds options to acquire a 100% interest in the Panuco Property, as such option agreements may be amended from time to time;

"Panuco Property" means the mineral property known as the "Panuco Silver-Gold Project" located in the Panuco-Copala mining district in the municipality of Concordia in southern Sinaloa state in western Mexico, which interest in such property the Company holds through Canam, and comprises 107 approved mining concessions in 19 blocks and covering a total area of 5283.014 hectares and one application for one mineral concession submitted by Rio Panuco covering 688.149 hectares. The mineral concessions are held 100% by Silverstone and Rio Panuco and the Company may earn an interest in the concessions pursuant to the Panuco Option Agreements;

"Permit" means any regulatory approval, licence, permit, approval, consent, certificate, registration, filing or other authorization of or issued by any Governmental Entity under applicable laws, including Environmental Laws;

"person" includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"Preliminary Prospectus" means the preliminary short form prospectus of the Company dated June 2, 2020 prepared in connection with the qualification for distribution of the Offered Shares, the Over-Allotment Option and the Broker Warrants, including the documents incorporated therein by reference, and including any Supplementary Material thereto;

"principal shareholder" means a holder of 10% or more of the Common Shares;

"Prospectus" means, collectively, the Preliminary Prospectus and the Final Prospectus;

"provide" in the context of sending or making available marketing materials to a potential Purchaser of Offered Shares, whether in the context of a "road show" (as defined in NI 41-101) or otherwise, has the meaning ascribed thereto in Canadian Securities Laws;

"Public Record" means all information contained in any press release, material change report (excluding any confidential material change report), financial statements, management's discussion and analysis, annual information form, management information circular, business acquisition report, or other document which has been publicly filed by or on behalf of the Company pursuant to Canadian Securities Laws with the Securities Regulators or otherwise by or on behalf of the Company since its date of incorporation;

"Purchasers" means, collectively, each of the purchasers of Offered Shares arranged by the Underwriter pursuant to the Offering;

"Qualified Institutional Buyer" means a "qualified institutional buyer" as that term is defined in Rule 144A;

"Qualified Institutional Buyer Letter" means the Qualified Institutional Buyer Letter in the form attached as Exhibit I to the U.S. Private Placement Memorandum;

"Qualifying Jurisdictions" means the Provinces of British Columbia, Alberta and Ontario;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

"Rio Panuco" means Minera Rio Panuco S.A. de C.V.;

"Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Securities Laws" means all applicable securities laws, rules, regulations, policies and other instruments promulgated by the securities regulators or other securities regulatory authorities in each of the Qualifying Jurisdictions, the United States and the other jurisdictions in which the Offered Shares are offered or sold, including Canadian Securities Laws and U.S. Securities Laws;

"Securities Regulators" means, collectively, the securities regulators or other securities regulatory authorities in each of the Qualifying Jurisdictions;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Selling Group" means, collectively, those registered dealers (or other dealers duly licensed or registered in their respective jurisdictions) appointed by the Underwriter as its agents to assist in the Offering as contemplated in this Agreement, and each member of the Selling Group being a "Selling Firm";

"Silverstone" means Silverstone Resources S.A. de C.V.;

"standard term sheet" has the meaning ascribed thereto in NI 41-101;

"Subsequent Disclosure Documents" means any financial statements, management's discussion and analysis, management information circulars, annual information forms, material change reports, marketing materials or other documents issued or approved by the Company after the date of this Agreement that are required to be incorporated by reference in any Offering Document;

"subsidiary" has the meaning ascribed thereto in the Securities Act (Ontario);

"Subsidiaries" means, collectively, Canam Alpine Ventures Ltd., NorthBase Resources Inc. and the Indirect Mexican Subsidiaries, being the Company's only direct or indirect subsidiaries, and "Subsidiary" means any one of them;

"Supplementary Material" means, collectively, any amendment to or amendment and restatement of any of the Preliminary Prospectus or the Final Prospectus, any supplement to the U.S. Private Placement Memorandum, and any amended or supplemental prospectus or ancillary material required to be prepared and filed with any of the Securities Regulators under Canadian Securities Laws, in connection with the distribution of the Offered Shares, the Over-Allotment Option and the Broker Warrants, including any documents incorporated therein by reference;

"Taxes" has the meaning ascribed to it in Section 7(a)(xxxv);

"Technical Report" means the technical report titled "Technical Report on the Panuco Silver-Gold Project, Concordia, Sinaloa, Mexico" with an effective date of May 20, 2020 and prepared by Stewart Harris, P.Geo. of Harris Geological Services;

"template version" has the meaning ascribed thereto in NI 41-101;

"Transaction Documents" means, collectively, this Agreement and the Broker Warrant Certificates;

"Transfer Agent" means Computershare Investor Services Inc., in its capacity as transfer agent and registrar in respect of the Common Shares at its principal office in Vancouver, British Columbia;

"TSXV" means the TSX Venture Exchange;

"Underwriter Information" has the meaning ascribed to it in Section 4(c)(i);

"Underwriter" has the meaning ascribed to it on the face page of this Agreement;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Affiliate" of the Underwriter means the U.S. registered broker-dealer Affiliate of the Underwriter;

"U.S. Exchange Act" means the United States Exchange Act of 1934, as amended;

"U.S. Person" means a "U.S. person" as that term is defined in Rule 902(k) of Regulation S;

"U.S. Private Placement Memorandum" means the U.S. private placement memorandum delivered together with the applicable Prospectus to prospective U.S. Purchasers and U.S. Purchasers of the Offered Shares in the United States or that are purchasing for the account or benefit of a U.S. Person or a person in the United States, including any Supplementary Material thereto;

"U.S. Purchaser" means any Purchaser of Offered Shares that is, or is acting for the account or benefit of, a U.S. Person or a person in the United States, or any person offered the Offered Shares in the United States (except persons excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(vi) of Regulation S or persons holding accounts excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(i) of Regulation S), or that was in the United States when the buy order was made or when the Qualified Institutional Buyer Letter pursuant to which it is acquiring Offered Shares was executed or delivered;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"U.S. Securities Laws" means all applicable securities laws in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, including the rules and policies of the SEC, and any applicable state securities laws.

TERMS AND CONDITIONS

1. Compliance with Canadian Securities Laws and Certain Obligations of the Company.

(a) The Company represents and warrants to, and covenants and agrees with, the Underwriter that the Company has prepared and will promptly, and in any event no later than 2:30 p.m. (Vancouver time) on the day of the execution and delivery of this Agreement, file the Preliminary Prospectus and will obtain pursuant to NP 11-202, a decision document evidencing the issuance by the Securities Regulators of receipts for the Preliminary Prospectus in respect of the proposed distribution of the Offered Shares, the Over-Allotment Option and the Broker Warrants. The Company covenants to prepare and file the Final Prospectus and will obtain pursuant to NP 11-202, a decision document evidencing the issuance by the Securities Regulators of receipts for the Final Prospectus, as soon as possible and not later than 2:30 p.m. (Vancouver time) on June 10, 2020, or such later date upon which the Company and Underwriter may agree in writing.

(b) Any offer for sale or sale of the Offered Shares to U.S. Purchasers will be made solely pursuant to and in compliance with the U.S. Private Placement Memorandum and in accordance with Schedule "A" attached hereto.

(c) The Company shall comply with all Securities Laws, including as to the filing of any notices or forms, on a timely basis in connection with the distribution of the Offered Shares so that the distribution of the Offered Shares in the selling jurisdictions outside of Canada and the United States may lawfully occur so as not to require the Company to comply with the registration, prospectus, continuous disclosure or other similar requirements under the applicable Securities Laws of such other selling jurisdictions outside of Canada and the United States or subject the Company (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority under the applicable Securities Laws of such other selling jurisdictions outside of Canada and the United States.

2. Due Diligence. Prior to the filing or delivery, as applicable, of any Offering Document, the Company shall have permitted the Underwriter to review such Offering Document and shall allow the Underwriter to conduct any due diligence investigations which it reasonably requires in order to fulfil its obligations as an underwriter under Canadian Securities Laws and in order to enable it to responsibly execute the certificate in such Offering Document required to be executed by it, as applicable. Without limiting the generality of the foregoing, the Company will make available its directors, senior management, advisors, auditors, technical consultants and legal counsel to answer any questions which the Underwriter may have and to participate in one or more due diligence sessions to be held prior to Closing and prior to filing the Preliminary Prospectus, the Final Prospectus or any Supplementary Material thereto. Closing of the Offering is conditional upon the satisfactory completion of the Underwriter's due diligence review.

3. Distribution and Certain Obligations of the Underwriter.

(a) The Underwriter shall, and shall require any Selling Firm to, comply with Canadian Securities Laws in connection with the distribution of the Offered Shares and shall offer the Offered Shares for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Prospectus and this Agreement. The Underwriter shall: (i) use all reasonable efforts to complete and to cause each Selling Firm to complete the distribution of the Offered Shares as soon as reasonably practicable; and (ii) promptly notify the Company when, in its opinion, the Underwriter and the Selling Firms have ceased distribution of the Offered Shares and provide a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Regulators.

(b) The Underwriter shall, and shall require any Selling Firm to, offer for sale and sell the Offered Shares to U.S. Purchasers through its duly-registered U.S. Affiliate, pursuant to applicable exemptions from the registration requirements of and in accordance with the registration and qualification requirements of applicable U.S. Securities Laws. Any offer for sale or sale of the Offered Shares to U.S. Purchasers will be made solely pursuant to the U.S. Private Placement Memorandum and in accordance with Schedule "A" attached hereto and the Underwriter shall, and shall require any Selling Firm to, comply in respect of any such offer for sale or sale with the U.S. Private Placement Memorandum and Schedule "A" attached hereto.

(c) The Underwriter shall, and shall require any Selling Firm to, offer for sale to the public and sell the Offered Shares only in those jurisdictions where they may be lawfully offered for sale or sold. The Underwriter shall, and shall require any Selling Firm to, distribute the Offered Shares in a manner which complies with and observes all Canadian Securities Laws and all applicable laws and regulations in each jurisdiction into and from which they may offer to sell the Offered Shares or distribute the Offering Documents in connection with the distribution of the Offered Shares and will not, directly or indirectly, offer, sell or deliver any Offered Shares or deliver the Offering Documents to any person in any jurisdiction other than in the Qualifying Jurisdictions or the United States except in a manner which will not require the Company to comply with the registration, prospectus, continuous disclosure or other similar requirements under the applicable Securities Laws of such other jurisdictions. Upon the Company obtaining the necessary receipts therefor from each of the Securities Regulators, the Underwriter will deliver one copy of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material thereto to each of the Purchasers in the Qualifying Jurisdictions.

(d) For the purposes of this Section 3, the Underwriter shall be entitled to assume that the Offered Shares, the Over-Allotment Option and the Broker Warrants are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Preliminary Prospectus and the Final Prospectus shall have been obtained from the applicable Securities Regulators (including a decision document for the Preliminary Prospectus and the Final Prospectus issued under NP 11-202) following the filing of the Preliminary Prospectus and the Final Prospectus unless otherwise notified in writing.

4. Deliveries on Filing and Related Matters.

(a) The Company shall deliver to the Underwriter:

(i) concurrently with the filing thereof, a copy of the Preliminary Prospectus and the Final Prospectus signed and certified by the Company as required by Canadian Securities Laws;

(ii) concurrently with the filing thereof, a copy of any Supplementary Material required to be filed by the Company in compliance with Canadian Securities Laws;

(iii) concurrently with the filing of the Preliminary Prospectus and the Final Prospectus with the Securities Regulators, a copy of the preliminary U.S. Private Placement Memorandum and the final U.S. Private Placement Memorandum, respectively;

(iv) concurrently with the filing of the Final Prospectus with the Securities Regulators, a long form comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriter, acting reasonably, addressed to the Underwriter and the directors of the Company from the Company's Auditors with respect to financial and accounting information relating to the Company contained in the Final Prospectus, which letter shall be based on a review by the Company's Auditors within a cut-off date of not more than two Business Days prior to the date of the letter and which letter shall be in addition to the auditors' consent letter addressed to the Securities Regulators; and

(v) prior to the filing of the Final Prospectus with the Securities Regulators, copies of correspondence indicating that the application for the listing and posting for trading on the TSXV of the Offered Shares and the Broker Warrant Shares has been approved subject only to satisfaction by the Company of certain standard post-closing conditions imposed by the TSXV.

(b) Supplementary Material. The Company shall also prepare and deliver promptly to the Underwriter copies of all Supplementary Material and of all Subsequent Disclosure Documents, signed and certified as applicable. Concurrently with the delivery of any Supplementary Material or filing by the Company of any Subsequent Disclosure Document, the Company shall deliver to the Underwriter, with respect to such Supplementary Material or Subsequent Disclosure Document, documents substantially similar to those referred to in Sections 4(a)(iii) and (iv).

(c) Representations as to the Marketing Document and Offering Documents. Delivery of the Marketing Document and any Offering Documents by the Company shall constitute the representation and warranty of the Company to the Underwriter that, as at their respective dates of filing:

(i) all information and statements (except information and statements relating solely to the Underwriter and provided by the Underwriter in writing expressly for inclusion therein (the "Underwriter Information")) contained and incorporated by reference in the Marketing Document and the Offering Document, as the case may be, are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering, the Offered Shares, the Over-Allotment Option and the Broker Securities, as required by Canadian Securities Laws;

(ii) no material fact or information has been omitted therefrom (except the Underwriter Information) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii) except with respect to the Underwriter Information, such document complies with the requirements of applicable Securities Laws.

Such deliveries of an Offering Document shall also constitute the Company's consent to the Underwriter's use of such Offering Document in connection with the distribution of the Offered Shares, the Over-Allotment Option and the Broker Warrants in compliance with this Agreement and the applicable Securities Laws unless otherwise advised in writing.

(d) Commercial Copies. The Company shall:

(i) cause commercial copies of the Preliminary Prospectus, the Final Prospectus, the preliminary U.S. Private Placement Memorandum, the final U.S. Private Placement Memorandum and any Supplementary Material to be delivered to the Underwriter without charge, in such numbers and in such cities in the Qualifying Jurisdictions as the Underwriter may reasonably request by instructions to the Company's commercial printer of the Preliminary Prospectus, the Final Prospectus, the preliminary U.S. Private Placement Memorandum, the final U.S. Private Placement Memorandum and any Supplementary Material given forthwith after the Underwriter has been advised that the Company has complied with applicable Canadian Securities Laws in the Qualifying Jurisdictions. Such delivery shall be effected as soon as possible and, in any event, on or before a date which is one Business Day after compliance with applicable Canadian Securities Laws in the Qualifying Jurisdictions with respect to the Preliminary Prospectus, the Final Prospectus, the preliminary U.S. Private Placement Memorandum and the final U.S. Private Placement Memorandum, and on or before a date which is two Business Days after the Securities Regulators issue receipts for or accept for filing, as the case may be, any Supplementary Material; and

(ii) cause to be provided to the Underwriter, without charge, such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material the Underwriter may reasonably request for use in connection with the distribution of the Offered Shares.

(e) Press Releases. During the period commencing on the date hereof and until completion of the distribution of the Offered Shares, the Company will promptly provide to the Underwriter drafts of any press releases of the Company for review by the Underwriter and the Underwriter's counsel prior to issuance and the Company agrees that it shall obtain prior approval of the Underwriter, acting reasonably, as to the content and form of any press release to be issued in connection with the Offering. In addition, in order to comply with applicable U.S. Securities Laws, any press release announcing or otherwise concerning the Offering shall (i) only be released outside the United States, and (ii) include an appropriate notation on each page substantially as follows: "Not for distribution to United States Newswire Services or for dissemination in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States or to, or for the account or benefit of, U.S. Persons."

(f) Marketing Materials. The Company and the Underwriter hereby covenant and agree:

(i) that during the period of distribution of the Offered Shares, the Company and the Underwriter shall approve in writing, prior to such time marketing materials are provided to potential Purchasers, the template version of any marketing materials reasonably requested to be provided by the Underwriter to any potential Purchaser of Offered Shares, such marketing materials to comply with Canadian Securities Laws and such approval by the Company constituting the Underwriter's authority to use such marketing materials in connection with the Offering and to provide them to potential Purchasers of Offered Shares. The Company shall file a template version of such marketing materials with the Securities Regulators as soon as reasonably practicable after the template version of such marketing materials are so approved in writing by the Company and the Underwriter and in any event on or before the day the marketing materials are first provided to any potential Purchaser of Offered Shares. The Company and the Underwriter may agree that any comparables shall be redacted from the template version in accordance with NI 44- 101 and NI 41-101 prior to filing such template version with the Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Regulators by the Company;

(ii) not to provide any potential Purchaser of Offered Shares with any marketing materials unless a template version of such marketing materials has been filed by the Company with the Securities Regulators on or before the day such marketing materials are first provided to any potential Purchaser of Offered Shares; and

(iii) not to provide any potential Purchaser of Offered Shares with any materials or information in relation to the distribution of the Offered Shares or the Company other than: (a) such marketing materials that have been approved and filed in accordance with this Section; (b) any standard term sheets (provided they are in compliance with Canadian Securities Laws); and (c) the Offering Documents.

5. Material Changes.

(a) During the period commencing on the date hereof and until completion of the distribution of the Offered Shares, the Company shall promptly inform the Underwriter (and if requested by the Underwriter, confirm such notification in writing) of the full particulars of:

(i) any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), business, affairs, capital, ownership, control, management, operations, results of operations or prospects of the Company and its subsidiaries, on a consolidated basis;

(ii) any material fact which has arisen or has been discovered (other than any Underwriter Information) and would have been required to have been stated in any Offering Document had the fact arisen or been discovered on, or prior to, the date of such document; and

(iii) any change in any material fact contained in the Offering Documents (other than any Underwriter Information) or any event or state of facts that has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, or which would result in any Offering Document not complying (to the extent that such compliance is required) with applicable Securities Laws.

(b) The Company will comply with Section 57 of the Securities Act (Ontario) and with the comparable provisions of the other Canadian Securities Laws, and the Company will prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to qualify the Offered Shares, the Over-Allotment Option and the Broker Warrants for distribution in each of the Qualifying Jurisdictions.

(c) In addition to the provisions of Sections 5(a) and 5(b), the Company shall in good faith discuss with the Underwriter any change, event or fact contemplated in Sections 5(a) and 5(b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriter under Section 5(a) and shall consult with the Underwriter with respect to the form and content of any amendment or other Supplementary Material proposed to be filed by the Company, it being understood and agreed that no such amendment or other Supplementary Material shall be filed with any Securities Regulator prior to the review thereof by the Underwriter and its counsel, acting reasonably.

(d) If during the period of distribution of the Offered Shares there shall be any change in Canadian Securities Laws which, in the opinion of the Underwriter, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriter, the Company shall, to the satisfaction of the Underwriter, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Securities Regulators where such filing is required.

(e) During the period commencing on the date hereof and until completion of the distribution of the Offered Shares, the Company shall promptly inform the Underwriter (and if requested by the Underwriter, confirm such notification in writing) if any of the representations or warranties made by the Company in this Agreement shall no longer be true and correct in all material respects at any particular time (after giving effect to the transactions contemplated by this Agreement).

6. Covenants of the Company. The Company hereby covenants to the Underwriter that:

(a) the Company will advise the Underwriter, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Final Prospectus and any Supplementary Material has been filed and receipts therefor have been obtained pursuant to NP 11-202 and will provide evidence reasonably satisfactory to the Underwriter of each such filing and copies of such receipts;

(b) the Company will advise the Underwriter, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the issuance by any applicable securities regulatory authority of any order suspending or preventing the use of any Offering Document;

(ii) the issuance by any applicable securities regulatory authority of any order suspending the qualification of the Offered Shares, the Over-Allotment Option or the Broker Warrants in any of the Qualifying Jurisdictions, suspending the distribution of the Offered Shares, the Over-Allotment Option or the Broker Warrants or suspending the trading of any securities of the Company;

(iii) the institution, threatening or contemplation of any proceeding for any such purposes; or

(iv) any requests made by any applicable securities regulatory authority for amending or supplementing any Offering Document or for additional information,

and will use its best efforts to prevent the issuance of any order referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(c) until completion of distribution of the Offered Shares, the Company will promptly take, or cause to be taken, all commercially reasonable additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Shares, the Over-Allotment Option and the Broker Warrants in the Qualifying Jurisdictions or, in the event that the Offered Shares, the Over-Allotment Option or the Broker Warrants have, for any reason, ceased so to qualify, to so qualify again for distribution in the Qualifying Jurisdictions;

(d) the Company will ensure that the necessary regulatory and third party consents, approvals, permits and authorizations, including under applicable Securities Laws, and legal requirements in connection with the transactions contemplated by this Agreement are obtained or fulfilled on or prior to the Closing Date and will make all necessary filings (including post-closing filings pursuant to applicable Securities Laws, including the "blue sky laws" in the United States and the rules and policies of the TSXV), take or cause to be taken all action required to be taken by the Company and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement;

(e) the Company will use its best efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of Canadian Securities Laws of each of the Qualifying Jurisdictions to the date that is two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a "reporting issuer" so long as the holders of the Common Shares receive securities of an entity which is listed on a stock exchange in Canada and/or the United States or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the TSXV (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted);

(f) the Company will use its best efforts to maintain the listing of the Common Shares (including the Offered Shares and the Broker Warrant Shares) for trading on the TSXV or such other recognized securities exchange, market or trading or quotation facility as the Underwriter may approve, acting reasonably, and comply with the rules and policies of the TSXV or such other exchange, market or facility to the date that is two years following the Closing Date, provided that this covenant shall not prevent the Company from transferring its listing to the Toronto Stock Exchange or completing any transaction which would result in the Common Shares ceasing to be listed so long as the holders of the Common Shares receive securities of an entity which is listed on a stock exchange in Canada and/or the United States or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the TSXV (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted);

(g) the Company will ensure that the Offered Shares upon issuance shall be duly and validly authorized and issued as fully paid and non-assessable Common Shares;

(h) the Company will ensure that the Broker Warrants upon issuance shall be duly and validly created, authorized and issued and shall have the attributes corresponding to the description thereof set forth in this Agreement and the Broker Warrant Certificates;

(i) the Company will duly execute and deliver the Broker Warrant Certificates at the Closing Time and the Option Closing Time, as applicable, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company;

(j) the Company will ensure, at all times until the date that is 24 months following the Closing Date, that sufficient Broker Warrant Shares are authorized and allotted for issuance upon due and proper exercise of the Broker Warrants. The Broker Warrant Shares, upon issuance in accordance with the terms of the Broker Warrant Certificates, shall be duly and validly issued as fully paid and non-assessable Common Shares;

(k) the Company will not, directly or indirectly, issue or sell any Common Shares or financial instruments convertible or exercisable into Common Shares or announce any intention to do so until the date which is 90 days after the Closing Date without the prior written consent of the Underwriter, such consent not to be unreasonably withheld or delayed, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances, in each case pursuant to the share incentive plan of the Company and other share compensation arrangements, (ii) the exercise of outstanding warrants, (iii) obligations of the Company in respect of existing mineral property agreements, (iv) pursuant to the Offering, including the Over-Allotment Option, and (v) the issuance of securities by the Company in connection with property or share acquisitions in the normal course of business;

(l) the Company will use its best efforts to cause each of its directors, officers and principal shareholders to enter into lock-up agreements in a form satisfactory to the Company and the Underwriter, in both cases acting reasonably, which shall be negotiated in good faith and contain customary provisions, pursuant to which each such person agrees, among other things, to not, for a period of 90 days from the Closing Date, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned (or hereinafter acquired) directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Company. For clarity, the lock-up agreements referred to in this Section 6(l) shall not preclude the holders of convertible securities of the Company from converting or exercising the convertible securities of the Company they may hold into the underlying securities of the Company, whereupon the securities issued to such holders upon conversion or exercise shall be subject to the lock-up agreements;

(m) the Company will apply the net proceeds of the Offering in the manner specified in the Final Prospectus; provided that the Underwriter hereby acknowledges that there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable;

(n) the Company will fulfil or cause to be fulfilled, at or prior to the Closing Time or the Option Closing Time, as applicable, each of the conditions set out in Sections 9 and 10;

(o) the Company will ensure that the Offered Shares, the Over-Allotment Option and the Broker Securities have the attributes corresponding in all material respects to the description thereof set forth in the Prospectus; and

(p) the Company and Canam will continue to perform all obligations (including all necessary work and payment obligations) in a timely manner (and in accordance with all applicable work program progress and payment schedules or requirements) under the Panuco Option Agreements and will continue to operate in accordance with the terms of and remain in compliance with all terms and conditions contained in each Panuco Option Agreement.

7. (a) Representations and Warranties of the Company. The Company hereby represents and warrants to the Underwriter and acknowledges that the Underwriter is relying upon such representations and warranties in connection with the Offering, that:

General Matters

(i) Good Standing of the Company. The Company (i) has been duly incorporated and is up-to-date in all material corporate filings and in good standing under the Business Corporations Act (British Columbia), (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, and (iii) has all requisite corporate power and capacity to create, issue and sell, as applicable, the Offered Shares and the Broker Securities and to enter into and carry out its obligations under the Transaction Documents.

(ii) Subsidiaries. The Company does not have any subsidiaries other than the Subsidiaries. The Company directly or indirectly holds all of the issued and outstanding shares of the Subsidiaries (other than one common share in each of the Indirect Mexican Subsidiaries), and all such shares are legally and beneficially owned by the Company, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever. All of such outstanding shares of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and, other than the Company, no person has any right, agreement or option for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries, or any other security convertible into or exchangeable for any such shares. Each of the Subsidiaries is duly incorporated, validly existing and in good standing under the relevant corporate statute of their jurisdiction of incorporation and has all requisite corporate power and capacity to own, lease and operate, as applicable, its properties and assets and conduct its business as currently conducted. NorthBase Resources Inc. is not a material subsidiary of the Company as it does not hold any material assets or liabilities and neither of the Indirect Mexican Subsidiaries are a material subsidiary of the Company as neither hold any material assets or liabilities and their sole purpose is to register the Panuco Option Agreements.

(iii) Carrying on Business. The Company and each of the Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations (including all applicable federal, provincial, state, territorial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or assets or carries on business to enable its business to be carried on as now conducted and as proposed to be conducted and its properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations, requirements, licences, registrations or qualifications.

(iv) No Proceedings for Dissolution. No acts or proceedings have been taken, instituted or are pending or, to the knowledge of the Company, are threatened for the dissolution, liquidation or winding-up of the Company or any of the Subsidiaries.

(v) Freedom to Compete. Neither the Company nor any of the Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or any of the Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which would have a Material Adverse Effect.

(vi) Share Capital of the Company. The authorized capital of the Company consists of an unlimited number of Common Shares of which, as of the close of business on June 1, 2020, 59,403,573 Common Shares were outstanding as fully paid and non-assessable shares in the capital of the Company.

(vii) Absence of Rights. Except as referred to in Schedule "B" hereto, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company. The Offered Shares, Broker Warrants and Broker Warrant Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights, participation rights or other contractual rights to purchase securities issued by the Company.

(viii) Common Shares are Listed. The issued and outstanding Common Shares are listed and posted for trading on the TSXV and no order ceasing or suspending trading in the Common Shares or any other securities of the Company or prohibiting the sale or issuance of the Offered Shares, the Broker Warrants or the Broker Warrant Shares has been issued and to the knowledge of the Company, no proceedings for such purpose have been threatened or are pending.

(ix) Stock Exchange Compliance. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSXV and the Company is in material compliance with the rules and policies of the TSXV. The Company will cause the Offered Shares and the Broker Warrant Shares to be conditionally approved for listing and trading on the TSXV, subject only to customary post-Closing conditions required to be satisfied within the applicable time frame pursuant to the rules and policies of the TSXV.

(x) Reporting Issuer Status and Short Form Prospectus Eligibility. The Company is a "reporting issuer" under the Canadian Securities Laws of each of the Qualifying Jurisdictions, not included in a list of defaulting reporting issuers maintained by the Securities Regulators in the Qualifying Jurisdictions, and in particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the Securities Regulators in the Qualify Jurisdictions. The Company is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to Canadian Securities Laws.

(xi) No Voting Control. The Company is not a party to, nor is the Company aware of, any shareholders' agreements, pooling agreements, voting agreements or voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Company or any Subsidiary or with respect to the nomination or appointment of any directors or officers of the Company or any Subsidiary, or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Company or any Subsidiary. The Company has not adopted a shareholders' rights plan or any similar plan or agreement.

(xii) Transfer Agent. The Transfer Agent at its principal office in Vancouver, British Columbia has been duly appointed as the registrar and transfer agent in respect of the Common Shares.

(xiii) Corporate Actions. All necessary corporate action has been taken or will have been taken prior to Closing by the Company so as to (i) validly authorize the issuance of and issue the Offered Shares as fully paid and non-assessable Common Shares on Closing, (ii) validly create the Broker Warrants and authorize the issuance of and issue the Broker Warrants on Closing, and (iii) validly allot the Broker Warrant Shares and authorize the issuance of the Broker Warrant Shares as fully paid and non-assessable Common Shares upon the due exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates.

(xiv) Valid and Binding Documents. Each of the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been authorized by all necessary corporate action of the Company, and each of the execution and delivery of the Broker Warrant Certificates and the performance of the transactions contemplated thereby have been authorized or will have been authorized prior to Closing by all necessary corporate action of the Company, and upon the execution and delivery of the Transaction Documents each shall constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, provided that enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting creditors' rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable.

(xv) All Consents and Approvals. All consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for: (i) the execution and delivery of the Transaction Documents, (ii) the creation, issuance, sale and delivery, as applicable, of the Offered Shares, the Broker Warrants and the Broker Warrant Shares, and (iii) the consummation of the transactions contemplated hereby and thereby, have been made or obtained, as applicable, other than post-Closing filings required to be submitted within the applicable time frame pursuant to applicable Securities Laws.

(xvi) Offering Documents. Each of the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum and the Marketing Document, the execution and filing of each of the Preliminary Prospectus and the Final Prospectus and the filing of the Marketing Document with the Securities Regulators and the delivery of the U.S. Private Placement Memorandum have been or will be prior to the filing or use thereof duly approved and authorized by all necessary corporate action of the Company, and the Preliminary Prospectus has been and the Final Prospectus will be duly executed by and filed on behalf of the Company.

(xvii) Validly Issued Offered Shares. The Offered Shares have been, or prior to Closing will have been, duly and validly authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, the Offered Shares will be validly issued as fully paid and non-assessable Common Shares.

(xviii) Validly Issued Broker Warrants. The Broker Warrants have been, or prior to Closing will have been, duly and validly created and authorized for issuance and when issued and delivered by the Company pursuant to this Agreement, the Broker Warrants will be validly issued.

(xix) Validly Authorized Broker Warrant Shares. The Broker Warrant Shares have been, or prior to Closing will have been, duly and validly authorized for issuance and, upon exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates, the Broker Warrant Shares will be validly issued as fully paid and non-assessable Common Shares.

(xx) Material Agreements and Debt Instruments. All of the Material Agreements and Debt Instruments of the Company and each of the Subsidiaries have been disclosed in the Public Record and the Prospectus and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and each of the Subsidiaries has performed all obligations (including payment obligations) in a timely manner under, and are in compliance with all terms and conditions contained in each Material Agreement and Debt Instrument. The Company and each of the Subsidiaries is not in violation, breach or default nor has it received any notification from any party claiming that the Company or any of the Subsidiaries are in violation, breach or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Company, is in breach, violation or default of any term under any Material Agreement or Debt Instrument. The Company does not expect any Material Agreements to which the Company or any Subsidiary are a party or otherwise bound or the relationship with the counterparties thereto to be terminated or adversely modified, amended or varied or adversely enforced against the Company or such Subsidiary, as applicable, other than in the ordinary course of business. The carrying out of the business of the Company and the Subsidiaries as currently conducted and as proposed to be conducted does not result in a material violation or breach of or default under any Material Agreement or Debt Instrument.

(xxi) Previous Corporate Transactions. Except as which may not reasonably be expected to have a Material Adverse Effect, all previous corporate transactions completed by the Company and any of the Subsidiaries, including the acquisition of the securities, business or assets of any other person, the acquisition of options to acquire the securities, business or assets of any other person, and the issuance of securities, were completed in compliance with all applicable corporate and securities laws and all related transaction agreements and all necessary corporate, regulatory and third party approvals, consents, authorizations, registrations and filings required in connection therewith were obtained or made, as applicable, and complied with. The Company's due diligence review at the time of such previous corporate transactions being completed, including financial, legal and title due diligence and background reviews, as may have been determined appropriate by management to the Company, did not result in the discovery of any fact or circumstance which may reasonably be expected to have a Material Adverse Effect.

(xxii) Absence of Breach or Default. The Company and each of the Subsidiaries is not in breach or default of, and the execution and delivery of the Transaction Documents and the performance by the Company of its obligations hereunder or thereunder, the creation, issue and sale, as applicable, of the Offered Shares, the Broker Warrants and the Broker Warrant Shares and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, whether after notice or lapse of time or both (i) any statute, rule or regulation applicable to the Company or any of the Subsidiaries, including the Securities Laws, (ii) the constating documents or resolutions of the directors (including of committees thereof) or shareholders of the Company and each of the Subsidiaries, (iii) any Debt Instrument or Material Agreement, or (iv) any judgment, decree or order binding the Company, any of the Subsidiaries or the properties or assets of the Company or any of the Subsidiaries.

(xxiii) No Actions or Proceedings. There are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or a Subsidiary) currently outstanding, or to the knowledge of the Company, threatened or pending, against or affecting the Company or any of the Subsidiaries or any of their directors or officers at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Entity and, to the knowledge of the Company, there is no basis therefor. There are no judgments, orders or awards against the Company or any of the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company, the Subsidiaries or their properties or assets are subject.

(xxiv) Financial Statements. The Financial Statements contain no misrepresentations, present fairly the financial position and condition of the Company (on a consolidated basis) as at the dates thereof and for the periods indicated and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company (on a consolidated basis) and the results of their operations and the changes in their financial position for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company (on a consolidated basis) and have been prepared in accordance with International Financial Reporting Standards, applied on a consistent basis throughout the periods involved.

(xxv) No Material Changes. Since April 30, 2019, except as disclosed in the Public Record:

A. there has not been any material change in the assets, properties, affairs, prospects, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company or any Subsidiary, as applicable;

B. there has not been any material change in the capital stock or long-term debt of the Company or any Subsidiary, as applicable; and

C. the Company and each Subsidiary, as applicable, has carried on its business in the ordinary course.

(xxvi) No Off-Balance Sheet Arrangements. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of the Company or any Subsidiary.

(xxvii) Internal Accounting Controls. The Company and each Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(xxviii) Accounting Policies. There has been no material change in accounting policies or practices of the Company or the Subsidiaries since April 30, 2019 other than as disclosed in the Financial Statements.

(xxix) Purchases and Sales. Since April 30, 2019, other than as disclosed in the Public Record and the Prospectus, neither the Company nor any Subsidiary has approved, entered into any agreement in respect of, or has any knowledge of:

A. the purchase of any material property or any interest therein, or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company or any Subsidiary whether by asset sale, transfer of shares, or otherwise;

B. the change of control (by sale or transfer of voting or equity securities or sale of all or substantially all of the assets of the Company or any Subsidiary or otherwise) of the Company or any Subsidiary; or

C. a proposed or planned disposition of any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or of the outstanding shares of any Subsidiary.

(xxx) No Loans or Non-Arm's Length Transactions. Neither the Company nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length with the Company or any Subsidiary.

(xxxi) Dividends. There is not, in the constating documents or in any Debt Instrument, Material Agreement or other instrument or document to which the Company or a Subsidiary is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or a Subsidiary, as applicable, or the payment of dividends by the Company or a Subsidiary to its respective shareholders.

(xxxii) Independent Auditors. The Company's Auditors are independent public accountants as required by the Canadian Securities Laws of the Qualifying Jurisdictions and there has not been any "reportable event" (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) with respect to the present or any former auditor of the Company.

(xxxiii) Insurance. The assets of the Company and each Subsidiary and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor any Subsidiary has failed to promptly give any notice or present any material claim thereunder.

(xxxiv) Leased Premises. With respect to each of the Leased Premises, the Company and/or each applicable Subsidiary occupies or will occupy the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or any Subsidiary occupies or proposes to occupy the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(xxxv) Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Company and each Subsidiary have been paid. All tax returns, declarations, remittances and filings required to be filed by the Company or a Subsidiary have been filed with all appropriate Governmental Entities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Entity respecting any Taxes.

(xxxvi) Compliance with Laws, Filings and Fees. The Company and each Subsidiary has complied, or prior to the Closing will have complied, with all relevant statutory and regulatory requirements required to be complied with prior to the Closing Time in connection with the Offering. All filings and fees required to be made and paid by the Company and each Subsidiary pursuant to applicable Securities Laws and other applicable securities laws and general corporate law have been made and paid or will have been made or paid prior to Closing. Neither the Company nor any Subsidiary is aware of any legislation or regulation, or proposed legislation or regulation published by a legislative or governmental body, which it anticipates will have a Material Adverse Effect.

(xxxvii) Anti-Bribery Laws. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Company or any Subsidiary, including but not limited to the United States Foreign Corrupt Practices Act of 1977, as amended, and the Corruption of Foreign Public Officials Act (Canada), or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Entity; or assisting any representative of the Company or any Subsidiary in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Company or any Subsidiary, or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing anti-bribery or anti- corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(xxxviii) Anti-Money Laundering. The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(xxxix) Directors and Officers. To the knowledge of the Company, none of the directors or officers of the Company or any Subsidiary (i) are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange, or (ii) in the last 10 years have been subject to an order preventing, ceasing or suspending trading in any securities of the Company or other public company.

(xl) Related Parties. None of the directors, officers, employees, consultants or advisors of the Company or any Subsidiary, any known principal shareholder, or any known associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any previous transaction or any proposed transaction with the Company which, as the case may be, materially affected, is material to or will materially affect the Company. All previous material transactions of the Company were completed on an arm's length basis and on commercially reasonable terms.

(xli) Fees and Commissions. Other than the Underwriter (or any members of its Selling Group) pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, finder, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(xlii) Entitlement to Proceeds. Other than the Company, there is no person that is or will be entitled to the proceeds of the Offering, including under the terms of any Debt Instrument, Material Agreement or other instrument or document (written or unwritten).

(xliii) Minute Books and Records. The minute book materials and corporate records of the Company and the Subsidiaries which the Company has made available to the Underwriter and its counsel Cassels Brock & Blackwell LLP in connection with its due diligence investigation of the Company and the Subsidiaries for the period of examination thereof are all of the material minute book materials and all of the material corporate records of the Company and the Subsidiaries and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

(xliv) Continuous Disclosure. The Company is in material compliance with its continuous disclosure obligations under the Canadian Securities Laws of the Qualifying Jurisdictions and, without limiting the generality of the foregoing, there has not occurred an adverse material change and no material fact has arisen, financial or otherwise, in the assets, properties, affairs, prospects, liabilities, obligations (contingent or otherwise), business, condition (financial or otherwise), results of operations or capital of the Company or any Subsidiary which has not been publicly disclosed and the information and statements in the Public Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information and statements misleading, and the Company has not filed any confidential material change reports which remain confidential as at the date hereof. The Company is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 - Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under the securities laws of the Provinces of British Columbia and Alberta.

(xlv) Forward-Looking Information. With respect to forward-looking information contained in the Company's Public Record and the Offering Documents:

A. the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

B. all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward- looking information, and state the material factors or assumptions used to develop the forward-looking information;

C. the future-oriented financial information or financial outlook contained therein is limited to a period for which the information can be reasonably estimated; and

D. the Company has updated such forward-looking information as required by and in compliance with applicable Canadian Securities Laws.

(xlvi) Full Disclosure. All information relating to the Company and the Subsidiaries and their businesses, properties and liabilities and provided to the Underwriter, including all financial, marketing, sales and operational information provided to the Underwriter, is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading. The Company has not withheld from the Underwriter any material facts relating to the Company, the Subsidiaries or the Offering.

Mining and Environmental Matters

(xlvii) Properties and Assets. The Company (i) indirectly holds options to acquire a 100% interest in the Panuco Property, and Silverstone and Rio Panuco are the legal and beneficial owners of, and have title to, all of the mineral concessions comprising the Panuco Property, and (ii) is the legal and beneficial owner of, and has title to, all other properties or assets of the Company as described in the Prospectus and the Public Record, and in all cases such properties and assets are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other property rights (including surface or access rights) are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted; neither the Company nor any Subsidiary knows of any claim or basis for any claim that might or could adversely affect the right of the Company or the Subsidiaries to use, transfer, access or otherwise exploit such property rights; and, except as disclosed in the Prospectus and the Public Record, neither the Company nor any Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof. The title opinion ALN Abogados Consultores, Mexican counsel to the Company, in satisfaction of the closing condition in Section 9(i) hereof will address all of the material concessions and claims in respect of the Panuco Property.

(xlviii) Material Property and Mining Rights. The Company and the Subsidiaries hold freehold title, mineral or mining leases, concessions or claims or other conventional property, proprietary or contractual interests or rights, including access and surface rights through Silverstone and Rio Panuco, recognized in the jurisdiction in which the Panuco Property is located in respect of the ore bodies and specified minerals located in the Panuco Property under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and the Subsidiaries to access the Panuco Property and explore and exploit the minerals relating thereto, except where the failure to have such rights or interests would not have a Material Adverse Effect, and all such properties, leases, concessions or claims in which the Company and the Subsidiaries have any interests or rights have been validly located and recorded in accordance with all applicable laws and are valid, subsisting and in good standing.

(xlix) Panuco Option Agreements. All of the Panuco Option Agreements have been disclosed in the Public Record and the Prospectus and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and Canam have performed all obligations (including all necessary work and payment obligations) in a timely manner (and in accordance with all applicable work program progress and payment schedules or requirements) under the Panuco Option Agreements, anticipate being able to continue to perform all such obligations moving forward and have been operating in accordance with the terms of and are in compliance with all terms and conditions contained in each Panuco Option Agreement. The Company and Canam are not in violation, breach or default nor has it received any notification from any party claiming that the Company or Canam are in violation, breach or default under any Panuco Option Agreement and no other party, to the knowledge of the Company, is in breach, violation or default of any term under any Panuco Option Agreement. The Company does not expect any Panuco Option Agreement or the relationship with the counterparties thereto to be terminated or adversely modified, amended or varied or adversely enforced against the Company or Canam, as applicable, other than in the ordinary course of business. The carrying out of the business of the Company and Canam as currently conducted and as proposed to be conducted does not result in a material violation or breach of or default under any Panuco Option Agreement.

(l) Valid Title Documents. Any and all of the agreements and other documents and instruments pursuant to which the Company and the Subsidiaries hold their material properties and assets (including the Panuco Option Agreements and any other option agreement or any interest in, or right to earn an interest in, any properties and assets) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company and the Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. Neither the properties or assets (nor the Panuco Option Agreements or any other option agreement or any interest in, or right to earn an interest in, any properties or assets) of the Company or the Subsidiaries are subject to any right of first refusal or purchase or acquisition rights of a third party.

(li) -Possession of Permits and Authorizations. The Company and the Subsidiaries have obtained all Permits necessary to carry on the business of the Company and the Subsidiaries as it is currently conducted. The Company and the Subsidiaries are in compliance with the terms and conditions of all such Permits except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. All of such Permits issued to date are valid, subsisting, in good standing and in full force and effect and the Company and the Subsidiaries have not received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant or as to the adverse modification of any Permit that has been applied for or is in process of being granted and the Company and the Subsidiaries anticipate receiving any such Permit that has been applied for or is in the process of being granted in the ordinary course of business.

(lii) No Expropriation. No part of the Panuco Property (since the respective dates of the Panuco Option Agreements) and no part of any other properties, mining rights or Permits of the Company or any Subsidiary have been taken, revoked, condemned or expropriated by any Governmental Entity nor has any written notice or proceedings in respect thereof been given or commenced, or to the knowledge of the Company, been threatened or is pending, nor does the Company or any Subsidiary have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(liii) No Indigenous Claims. There are no claims or actions with respect to indigenous rights currently outstanding, or to the knowledge of the Company, threatened or pending, with respect to the Panuco Property or any other properties of the Company or any Subsidiary. There are no land entitlement claims having been asserted or any legal actions relating to indigenous issues having been instituted with respect to the Panuco Property or any other properties of the Company or any Subsidiary, and no dispute in respect of the Panuco Property or any other properties of the Company or any Subsidiary with any local or indigenous group exists or, to the knowledge of the Company, is threatened or imminent.

(liv) Environmental Matters.

A. The Company and each Subsidiary is in material compliance with all Environmental Laws and all operations on the Panuco Property and the other properties of the Company and the Subsidiaries, carried on by or on behalf of the Company and the Subsidiaries, have been conducted in all respects in accordance with good exploration, mining and engineering practices.

B. Neither the Company nor any of the Subsidiaries has used, except in material compliance with all Environmental Laws and Permits, any properties or facilities which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance.

C. Neither the Company nor the Subsidiaries, nor to the knowledge of the Company, any predecessor companies thereof, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Laws, and neither the Company nor the Subsidiaries have settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company and the Subsidiaries and the Company and the Subsidiaries have not received notice of any of the same.

D. There have been no past unresolved claims, complaints, notices or requests for information received by the Company or any Subsidiary with respect to any alleged material violation of any Environmental Laws, and to the knowledge of the Company, none that are threatened or pending. No conditions exist at, on or under the Panuco Property or any other properties now or previously owned, operated or leased by the Company or any Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or would have a Material Adverse Effect.

E. Except as ordinarily or customarily required by applicable Permit, neither the Company nor the Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws. Neither the Company nor any Subsidiary has received any request for information in connection with any federal, state, provincial, municipal or local inquiries as to disposal sites.

F. There are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any Subsidiary or the Panuco Property or any other properties or assets owned or leased by them, except for ongoing assessments conducted by or on behalf of the Company and the Subsidiaries in the ordinary course of business.

(lv) Scientific and Technical Information. The Company is in compliance with the provisions of NI 43-101 and has filed all technical reports in respect of its properties (and properties in respect of which it has a right to earn an interest) required thereby. The Technical Report remains current as at the date hereof. The Technical Report complies in all material respects with the requirements of NI 43-101 and there is no new scientific or technical information concerning the Panuco Property since the date thereof that would require a new technical report in respect of the Panuco Property to be issued under NI 43-101. The Company and the Subsidiaries made available to the author of the Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by the author and none of such information contained any misrepresentation at the time such information was provided. The information set forth in the Prospectus and the Public Record relating to scientific and technical information has been prepared in accordance with NI 43-101 and in compliance with the other Canadian Securities Laws of the Qualifying Jurisdictions.

Employment Matters

(lvi) Employment Laws. The Company and each Subsidiary is in material compliance with all federal, national, regional, state, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment, workers' compensation, occupational health and safety and pay equity and wages. The Company and the Subsidiaries are not subject to any claims, complaints, outstanding decisions, orders or settlements or pending claims, complaints, decisions, orders or settlements under any human rights legislation, employment standards legislation, workers' compensation legislation, occupational health and safety legislation or similar legislation nor has any event occurred which may give rise to any of the foregoing.

(lvii) Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company or any Subsidiary (the "Employee Plans") has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects.

(lviii) Labour Matters. There is not currently any labour disruption, dispute, slowdown, stoppage, complaint or grievance outstanding, or to the knowledge of the Company, threatened or pending, against the Company or any Subsidiary which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company or the Subsidiaries and no union representation question exists respecting the employees of the Company or any Subsidiary and no collective bargaining agreement is in place or being negotiated by the Company or a Subsidiary. The Company has sufficient personnel with the requisite skills to effectively conduct its business as currently conducted and as proposed to be conducted.

(b) Representations and Warranties of the Underwriter. The Underwriter hereby represents and warrants to the Company and acknowledges that the Company is relying upon such representations and warranties in connection with the Offering, that:

(i) it is, and will remain so until the completion of the Offering, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfil its obligations hereunder;

(ii) it is, and will remain so until the completion of the Offering, a member in good standing of the TSXV; and

(iii) it understands and acknowledges that the Broker Warrants may not be exercised in the United States or by, or for the account or benefit of, any U.S. Person or person in the United States, except pursuant to an exemption from the registration requirements of the U.S. Securities Act. In connection with the issuance of the Broker Warrants and the Broker Warrant Shares, as the case may be, the Underwriter represents and warrants that (i) it is not a U.S. Person and it is not acquiring the Broker Warrants and the Broker Warrant Shares in the United States, or on behalf of a U.S. Person or a person located in the United States, (ii) this Agreement was executed and delivered outside the United States, and (iii) it is acquiring the Broker Warrants and the Broker Warrant Shares as principal for its own account and not for the benefit of any other person.

8. Closing Deliveries. The purchase and sale of the Offered Shares (and Additional Shares, if applicable) shall be completed at the Closing Time (and the Option Closing Time, if applicable) at the offices of Forooghian + Company Law Corporation, Vancouver, British Columbia or at such other place as the Underwriter and the Company may agree upon. At the Closing Time or the Option Closing Time, as applicable, the Company shall, subject to the terms and conditions of this Agreement, duly and validly deliver to the Underwriter (i) by way of electronic deposit, registered as directed by the Underwriter, the Offered Shares or the Additional Shares, as the case may be, and (ii) the Broker Warrant Certificates, registered as directed by the Underwriter, in the City of Toronto, Ontario, against payment at the direction of the Company of the aggregate subscription price for the Offered Shares or Additional Shares, as the case may be, in lawful money of Canada. The Underwriter may discharge its payment obligations under this Section 8 by the transfer of funds by electronic wire transfer from the Underwriter to the Company's designated bank account, which shall be a bank account in Canada, equal to the aggregate subscription price for the Offered Shares or the Additional Shares, as the case may be, less: (i) the Commission, and (ii) the out-of-pocket costs and expenses of the Underwriter, including the fees and disbursements of counsel to the Underwriter, as set out in Section 12.

9. Conditions of Closing. The Underwriter's obligation to purchase any Offered Shares at the Closing Time shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a) the Underwriter shall have received at the Closing Time a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officers of the Company as the Underwriter may agree, certifying for and on behalf of the Company that:

(i) no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Common Shares) has been issued by any Governmental Entity and is continuing in effect and no proceedings for that purpose have been instituted or are pending or are contemplated or threatened by any Governmental Entity;

(ii) to the knowledge of such officers, after due enquiry, there has been no adverse material change (actual, proposed or prospective, whether financial or otherwise) in the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), business, affairs, capital, ownership, control, management, operations, results of operations or prospects of the Company and its subsidiaries, on a consolidated basis, since the date hereof;

(iii) the Final Prospectus (except the Underwriter Information) complies with Canadian Securities Laws, does not contain a misrepresentation and contains full, true and plain disclosure of all material facts relating to the Company, the Offering, the Offered Shares, the Over-Allotment Option and the Broker Securities as required by Canadian Securities Laws;

(iv) the Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(v) the representations and warranties of the Company contained in this Agreement are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement, except in respect of any representations and warranties that are to be true and correct as of a specified date, in which case they were true and correct as of that date;

(b) the Underwriter shall have received at the Closing Time a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officers of the Company as the Underwriter may agree, addressed to the Underwriter with respect to the notice of articles and articles of the Company, all resolutions of the Company's board of directors and, as applicable, shareholders relating to the Transaction Documents and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers of the Company and such other matters as the Underwriter may reasonably request;

(c) the Company shall have made and/or obtained all necessary filings, approvals, permits, consents and authorizations to or from, as the case may be, the board of directors and shareholders of the Company, the Securities Regulators, the TSXV, and any other applicable person required to be made or obtained by the Company in connection with the transactions contemplated by this Agreement, on terms which are acceptable to the Underwriter, acting reasonably;

(d) the Offered Shares and the Broker Warrant Shares shall have been conditionally approved for listing and posting for trading on the TSXV, subject only to satisfaction by the Company of certain standard post-closing conditions imposed by the TSXV;

(e) the Underwriter shall have received favourable legal opinions addressed to the Underwriter, dated the Closing Date, from Forooghian + Company Law Corporation, counsel to the Company, and where appropriate local counsel to the Company (it being understood that such counsel may rely to the extent appropriate in the circumstances (i) as to matters of fact, on certificates of the Company executed on its behalf by a senior officer of the Company and on certificates of the transfer agent and registrar of the Company, as to the issued capital of the Company, and (ii) as to matters of fact not independently established, on certificates of the Company's Auditors or a public official), such opinions to be subject to standard qualifications and assumptions and in form satisfactory to the Underwriter and its counsel, acting reasonably, with respect to the following matters:

(i) as to the subsistence of the Company under the laws of the Province of British Columbia and as to the corporate power and capacity of the Company to enter into and carry out its obligations under the Transaction Documents and to issue and sell the Offered Shares, grant the Over-Allotment Option and issue the Broker Securities;

(ii) as to the authorized and issued capital of the Company;

(iii) the Company has all requisite corporate power and capacity under the laws of its jurisdiction of existence to carry on its business as presently carried on and to own, lease and operate its properties and assets;

(iv) the execution and delivery of the Transaction Documents, the performance by the Company of its obligations thereunder, the sale and issuance of the Offered Shares, the grant of the Over-Allotment Option and the issuance of the Broker Securities, do not and will not conflict with or result in any breach of the notice of articles and articles of the Company, any resolutions of the shareholders or directors (including committees of the board of directors) of the Company, any applicable corporate laws or any Canadian Securities Laws;

(v) each of the Transaction Documents have been duly authorized and executed and delivered by the Company, and constitute valid and legally binding obligations of the Company enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity and contribution may be limited by applicable law;

(vi) all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Preliminary Prospectus and the Final Prospectus and the filing thereof with the Securities Regulators, the filing of the Marketing Document with the Securities Regulators and the delivery of each of the preliminary and final U.S. Private Placement Memorandum;

(vii) the Offered Shares, other than the Additional Shares issuable at any Option Closing Time, have been duly and validly issued as fully paid and non-assessable Common Shares in the capital of the Company;

(viii) the Broker Warrants have been duly and validly created and, other than the Broker Warrants issuable at any Option Closing Time, issued;

(ix) the Broker Warrant Shares have been reserved and authorized and allotted for issuance and upon the receipt of payment therefor by the Company and the issue thereof upon exercise of the Broker Warrants in accordance with the provisions of the Broker Warrant Certificates, the Broker Warrant Shares will be duly and validly issued as fully paid and non-assessable Common Shares in the capital of the Company;

(x) all necessary corporate action has been taken by the Company to authorize the issuance of the Additional Shares, subject to receipt of payment in full for them, and the issuance of the additional Broker Warrants, and when issued and delivered, the Additional Shares and the additional Broker Warrants will be duly and validly issued by the Company and the Additional Shares will be outstanding as fully paid and non-assessable Common Shares in the capital of the Company;

(xi) the rights, privileges, restrictions and conditions attaching to the Offered Shares, the Over-Allotment Option and the Broker Securities conform in all material respects with the description thereof set forth in the Final Prospectus;

(xii) all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits, consents and authorizations of the Securities Regulators in each of the Qualifying Jurisdictions have been obtained by the Company to qualify the distribution to the public of the Offered Shares in each of the Qualifying Jurisdictions through persons who are registered under Canadian Securities Laws and to qualify the grant of the Over-Allotment Option and the issuance of the Broker Warrants to the Underwriter;

(xiii) the issuance by the Company of the Broker Warrant Shares upon the due exercise of the Broker Warrants is exempt from, or is not subject to, the prospectus requirements of Canadian Securities Laws in the Qualifying Jurisdictions and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under Canadian Securities Laws of the Qualifying Jurisdictions in connection therewith;

(xiv) the first trade in, or resale of, the Broker Warrant Shares is exempt from, or is not subject to, the prospectus requirements of Canadian Securities Laws in the Qualifying Jurisdictions and no filing, proceeding or approval will need to be made, taken or obtained under such laws in connection with any such trade or resale, provided that the trade or resale is not a "control distribution" (as defined in National Instrument 45-102 - Resale of Securities);

(xv) the Offered Shares and Broker Warrant Shares have been conditionally approved for listing and posting for trading on the TSXV, subject only to satisfaction by the Company of certain standard post-closing conditions imposed by the TSXV; and

(xvi) as to such other matters as the Underwriter's legal counsel may reasonably request prior to the Closing Time;

(f) the Underwriter shall have received a favourable legal opinion addressed to the Underwriter, dated the Closing Date, from Forooghian + Company Law Corporation, as to: (i) the incorporation and subsistence of Canam, (ii) the corporate power and capacity of Canam under the laws of its jurisdiction of existence to carry on its business as presently carried on and to own, lease and operate its properties and assets, and (iii) the authorized and issued capital of Canam and the ownership thereof, in a form satisfactory to the Underwriter and its counsel, acting reasonably;

(g) the Underwriter shall have received a favourable legal opinion addressed to the Underwriter, dated the Closing Date, from Koffman Kalef LLP, tax counsel to the Company, such opinion to be subject to standard qualifications and assumptions and in form satisfactory to the Underwriter and its counsel, acting reasonably, to the effect that the statements and opinions concerning tax matters set forth in the Final Prospectus under the heading "Eligibility for Investment" insofar as they purport to describe the provisions of the laws referred to therein are fair and adequate summaries of the matters discussed therein subject to the qualifications, assumptions and limitations set out under such heading;

(h) if any Offered Shares are offered and sold to U.S. Purchasers pursuant to Schedule "A" attached hereto, the Underwriter shall have received a favourable legal opinion addressed to the Underwriter, dated the Closing Date, from Nauth LPC, special United States counsel to the Company, such opinion to be subject to standard qualifications and assumptions and in form satisfactory to the Underwriter and its counsel, acting reasonably, to the effect that no registration of the Offered Shares offered and sold to U.S. Purchasers will be required under the U.S. Securities Act in connection with such offer and sale, provided that the offer and sale of the Offered Shares to U.S. Purchasers is made in accordance with Schedule "A" attached hereto; provided that it being understood that no opinion is expressed as to any subsequent resale of any of the Offered Shares;

(i) the Underwriter shall have received a favourable legal opinion addressed to the Underwriter, dated the Closing Date, from ALN Abogados Consultores, Mexican counsel to the Company, such opinion to be subject to standard qualifications and assumptions and in form satisfactory to the Underwriter and its counsel, acting reasonably, as to title to the mineral concessions comprising the Panuco Property;

(j) the Underwriter shall have received from the Company's Auditors a letter, dated as of the Closing Date, in form and substance satisfactory to the Underwriter, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 4(a)(iv);

(k) the Underwriter shall have received executed copies of all the lock-up agreements requested by the Underwriter pursuant to Section 6(l) in form and substance satisfactory to the Underwriter, acting reasonably;

(l) the Underwriter shall have received certificates of good standing or similar certificates with respect to the jurisdiction in which the Company and Canam are existing;

(m) the Underwriter shall have received a certificate from the transfer agent and registrar of the Company as to the issued and outstanding Common Shares as at the close of business on the Business Day prior to the Closing Date; and

(n) the Underwriter shall have received such other documents as the Underwriter or its counsel may reasonably request prior to the Closing Time.

10. Closing of the Over-Allotment Option. The Underwriter's obligation to purchase any Additional Shares on the Option Closing Date (in the event that the Over-Allotment Option to purchase the Additional Shares is exercised by the Underwriter) shall be subject to the accuracy of the representations and warranties of the Company contained in this Agreement as of the Option Closing Date and the performance by the Company of its obligations under this Agreement. The Company agrees to fulfil or cause to be fulfilled the following conditions:

(a) the Underwriter shall have received a favourable legal opinion dated the Option Closing Date, in form and substance satisfactory to counsel to the Underwriter, addressed to the Underwriter from Forooghian + Company Law Corporation, counsel to the Company;

(b) the Underwriter shall have received a letter dated as of the Option Closing Date, in form and substance satisfactory to the Underwriter, addressed to the Underwriter and the directors of the Company from the Company's Auditors confirming the continued accuracy of the comfort letter to be delivered to the Underwriter pursuant to Section 4(a)(iv) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Option Closing Date, which changes shall be acceptable to the Underwriter, acting reasonably;

(c) the Underwriter shall have received a certificate dated as of the Option Closing Date, addressed to the Underwriter and signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officers of the Company as the Underwriter may agree, with respect to the notice of articles and articles of the Company, all resolutions of the board of directors of the Company relating to the Transaction Documents and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers of the Company and such other matters as the Underwriter may reasonably request;

(d) the Underwriter shall have received a certificate dated as of the Option Closing Date, addressed to the Underwriter and signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officers of the Company as the Underwriter may agree, substantially in the form set out in Section 9(a); and

(e) the Underwriter shall have received such other certificates, agreements, materials or documents as they may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional Shares and the Broker Warrants issuable on the Option Closing Date and other matters related to the issuance of the Additional Shares.

11. Rights of Termination.

The Underwriter shall be entitled, at its sole option, to terminate and cancel, without any liability on the part of the Underwriter or on the part of the Purchasers, all of its obligations (and those of any Purchasers arranged by it) under this Agreement, by written notice to that effect given to the Company at or prior to the Closing Time, if at any time prior to the Closing:

(a) there shall have occurred any material change in relation to the Company or change in a material fact, or there should be discovered (whether through the due diligence of the Underwriter or otherwise) any previously undisclosed material fact required to be disclosed in the Preliminary Prospectus or the Final Prospectus, which, in each case, could reasonably be expected to result in a material adverse change in relation to the Company or have a Material Adverse Effect on the market price or value of the Common Shares;

(b) any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or any stock exchange in relation to the Company or any of the Company's securities (except for any inquiry, investigation or other proceeding based upon activities of the Underwriter and not upon activities of the Company), which, in the opinion of the Underwriter, acting reasonably, prevents or restricts trading in, or the distribution of, the Common Shares or materially and adversely affects, or might reasonably be expected to materially and adversely affect, the market price or value of the Common Shares;

(c) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any escalation in the severity of the COVID-19 pandemic or any law or regulation which, in the opinion of the Underwriter, acting reasonably, materially adversely affects or involves, or could materially adversely affect or involve, the Canadian financial markets or the business, operations or affairs of the Company and its Subsidiaries, taken as a whole; or

(d) the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement is or becomes false.

(e) Exercise of Termination Rights. The rights of termination contained in Sections 11(a), (b), (c) and (d) may be exercised by the Underwriter and are in addition to any other rights or remedies the Underwriter may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Underwriter, there shall be no further liability on the part of the Underwriter to the Company or on the part of the Company to the Underwriter except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions of the Company prior to such termination and in respect of Sections 12, 14, 23, 25 and 26.

12. Expenses. Whether or not the Offering is completed, the Company shall pay all expenses of or incidental to the sale of the Offered Shares, including all reasonable out-of-pocket expenses of the Underwriter incurred in relation to the Offering (including applicable taxes), including all marketing related expenses, all reasonable fees and disbursements and applicable taxes thereon of the Underwriter's counsel (up to a maximum of $100,000, exclusive of disbursements and applicable taxes) and all fees and disbursements of auditors. At the option of the Underwriter, such fees and expenses may be deducted from the gross proceeds of the Offering at the Closing Time.

13. Survival of Representations and Warranties. All representations and warranties of the Company herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Underwriter, shall continue in full force and effect for the benefit of the Underwriter for a period of three years following the Closing Date. For certainty, the provisions contained in this Agreement in any way related to the indemnification of the Underwriter by the Company or the contribution obligations of the Underwriter or those of the Company shall survive and continue in full force and effect, indefinitely, subject only to the applicable limitation period prescribed by law.

14. Indemnity and Contribution.

(a) The Company together with its subsidiaries or affiliated companies, as the case may be, hereby covenant and agree to indemnify and save harmless the Underwriter, its subsidiaries and affiliates, and its directors, officers, employees, consultants, shareholders and agents (collectively, the "Indemnified Parties"), from and against any and all losses (other than loss of profits), claims, actions, damages, liabilities, costs or expenses, whether joint or several (including the aggregate amount paid in settlement of any actions, suits, proceedings or claims and the fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Underwriter), to which the Indemnified Parties may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such losses, claims, actions, damages, liabilities, costs, expenses or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Indemnified Parties under this Agreement, or otherwise in connection with the matters referred to in this Agreement, including, without limitation, the following:

(i) any information or statement (except the Underwriter Information) contained in the Preliminary Prospectus, the Final Prospectus, any Supplementary Material thereto required to be filed, or documents incorporated by reference therein, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any fact or information (except the Underwriter Information) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(ii) the omission or alleged omission to state in any certificate of the Company or of any officers of the Company delivered in connection with the Offering any material fact (except the Underwriter Information) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(iii) any order made or an inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation or alleged misrepresentation (except a misrepresentation related solely to the Underwriter Information) in the Preliminary Prospectus, the Final Prospectus, any Supplementary Material thereto required to be filed, or documents incorporated by reference therein (except any document or material delivered or filed solely by the Underwriter) based upon any failure or alleged failure to comply with Canadian or United States Securities Laws (other than any failure or alleged failure to comply by the Underwriter) preventing or restricting the trading in or the sale of the Common Shares;

(iv) the non-compliance or alleged non-compliance by the Company with any material requirement of applicable Securities Laws, including the Company's non-compliance with any statutory requirement to make any document available for inspection; or

(v) any material breach of any representation, warranty or covenant of the Company contained in this Agreement or the failure of the Company to comply with any of its obligations under this Agreement,

and will reimburse the Indemnified Parties promptly upon demand for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such losses, claims, actions, damages, liabilities, costs, expenses or actions in respect thereof, as incurred. The Company hereby agrees to waive any right it may have of first requiring the Indemnified Parties to proceed against or enforce any other right, power, remedy, security or claim payment from any other person before claiming under this indemnity.

(b) The foregoing indemnity shall cease to apply if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses to which the Indemnified Party may be subject were primarily caused by the negligence, wilful misconduct, dishonesty, fraudulent act or breach of applicable laws of the Indemnified Party.

(c) The Company shall not, without the prior written consent of the Underwriter, which shall not be unreasonably withheld, settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not the Underwriter or any of the Indemnified Parties are a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of the Underwriter and each of the Indemnified Parties from all liability arising out of such claim, action, suit or proceeding.

(d) Notwithstanding the foregoing, the Indemnified Party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

(e) If any action or claim shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Company as soon as possible and in any event on a timely basis, of the nature of such claim, and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement may be made by the Company or the Indemnified Party without the prior written consent of the other, such consent to not be unreasonably withheld or delayed.

(f) In any such claim, the Indemnified Party shall have the right to retain other counsel to act on the Indemnified Party's behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless (i) the Company and the Indemnified Party mutually agree to retain such other counsel, or (ii) the named parties to any such claim (including any third or implicated party) include both the Indemnified Party, on the one hand, and the Company, on the other hand, and the representation of the Company and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred.

(g) If for any reason (other than the occurrence of any of the events itemized in Section 14(b) above), the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold any Indemnified Party harmless, then the Company shall contribute to the amount paid or payable by any Indemnified Party as a result of such loss, claim, action, damage, liability, cost or expense in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Indemnified Party on the other hand but also the relative fault of the Company and the Indemnified Party, as well as any relevant equitable considerations; provided that the Company shall in any event contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, action, damage, liability, cost or expense and any excess of such amount over the amount of the fees received by the Underwriter pursuant to this Agreement.

(h) The indemnity and contribution obligations of the Company under this Section 14 shall be in addition to, and not in substitution for, any liability which the Company may otherwise have at law or in equity, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties. This Section 14 shall survive the completion of the professional services rendered under this Agreement or any termination of this Agreement.

(i) With respect to any person who may be indemnified by this Section 14 and is not a party to this Agreement, the rights and benefits of this Section 14 are hereby granted to such person and the Underwriter is hereby appointed as trustee of such rights and benefits for such person, and the Underwriter hereby accepts such trust and agrees to hold such rights and benefits for and on behalf of such person.

15. Liability of the Underwriter.

(a) The Underwriter will act as lead underwriter and sole-bookrunner and will retain a 100% syndicate position in respect of the Offering.

(b) Nothing in this Agreement shall oblige any U.S. Affiliate of the Underwriter to purchase any Offered Shares. Any U.S. Affiliate who makes any offers or sales of the Offered Shares in the United States will do so solely as an agent for the Underwriter.

(c) Without affecting the agreement of the Underwriter to purchase from the Company in aggregate 9,350,000 Offered Shares at a price of $0.43 per Offered Share in accordance with this Agreement (assuming due satisfaction of the terms and conditions contained in this Agreement), after the Underwriter has made reasonable efforts to sell all of the Offered Shares at such price per Offered Share, the price payable by the Purchasers may be decreased by the Underwriter and further changed from time to time to an amount not greater than $0.43 per Offered Share in compliance with applicable Canadian Securities Laws. In such case, the Commission realized by the Underwriter will be decreased by the amount that the aggregate price paid by the Purchasers for the Offered Shares is less than the gross proceeds to be paid by the Underwriter to the Company for the Offered Shares and such reduced-price sales will not affect the net proceeds to be received by the Company under the Offering.

16. Right of First Refusal. If the Company undertakes an equity offering up to 12 months after the Closing Date, the Company hereby agrees that it will promptly provide written notice to the Underwriter of such proposed offering, and the Underwriter shall have the right (but not the obligation) to act at a minimum as co-lead underwriter or co-lead agent, as applicable, with a minimum syndicate position of 50% in connection with any such offering. In consideration thereof, the Company and the Underwriter will enter into a separate agreement or other appropriate documentation for such offering containing such compensation and other terms and conditions as are customary for Canadian investment banking firms for similar transactions. The Underwriter would have 10 Business Days following written notification from the Company to exercise this right, failing which the Underwriter shall relinquish its rights with respect to that particular offering (but not subsequent offerings in the same 12-month period). For clarity, this Section 16 does not apply to non-brokered equity offerings conducted by the Company from time to time for aggregate gross proceeds from such non-brokered equity offerings of less than $4,000,000.

17. Advertisements. The Company acknowledges that the Underwriter shall have the right, at its own expense, to place such advertisement or advertisements relating to the sale of the Offered Shares contemplated herein as the Underwriter may consider desirable or appropriate and as may be permitted by applicable law. The Company and the Underwriter agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of applicable Securities Laws in any jurisdiction (other than the Qualifying Jurisdictions) in which the Offered Shares shall be offered or sold being unavailable in respect of the sale of the Offered Shares to potential Purchasers.

18. Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

(a) If to the Company, to:

Vizsla Resources Corp.

1030 West Georgia Street, Suite 1001
Vancouver, British Columbia V6E 3B9

Attention:	Michael A. Konnert, President & Chief Executive Officer
E-mail:	michael@vizslaresources.com

with a copy (for information purposes only and not constituting notice) to:

Forooghian + Company Law Corporation

400 Burrard Street, Suite 1050

Vancouver, British Columbia V6C 3A6

Attention:	Farzad Forooghian
E-mail:	farzad@forooghianlaw.com

(b) If to the Underwriter, to:

Canaccord Genuity Corp.

Brookfield Place

161 Bay Street, Suite 3000

Toronto, Ontario M5J 2S1

Attention:	David Sadowski
E-mail:	dsadowski@cgf.com

with a copy (for information purposes only and not constituting notice) to:

Cassels Brock & Blackwell LLP

Suite 2100, Scotia Plaza

40 King Street West

Toronto, Ontario M5H 3C2

Attention:	Chad Accursi
Email:	caccursi@cassels.com

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by electronic transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered, and (ii) a notice which is sent by electronic transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

19. Time of the Essence. Time shall, in all respects, be of the essence hereof.

20. Canadian Dollars. Except as otherwise noted, all references herein to dollar amounts are to lawful money of Canada.

21. Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

22. Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

23. Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings with respect to the subject matter hereof, including for greater certainty the Engagement Letter.

24. Amendments. This Agreement may be amended or modified in any respect by written instrument only executed by all parties hereto.

25. Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

26. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

27. Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Underwriter and their respective successors and permitted assigns; provided that, except as provided herein, this Agreement shall not be assignable by any party without the written consent of the others.

28. Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

29. Market Stabilization Activities. In connection with the distribution of the Offered Shares, the Underwriter may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriter at any time.

30. No Fiduciary Duty. The Company acknowledges that in connection with the Offering: (i) the Underwriter has acted at arm's length, is not an agent of, and owes no fiduciary duties to, the Company or any other person, (ii) the Underwriter owes the Company only those duties and obligations set forth in this Agreement, and (iii) the Underwriter may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriter arising from an alleged breach of fiduciary duty in connection with the Offering.

31. Other Underwriter Business. The Company acknowledges that the Underwriter and certain of its Affiliates: (i) act as traders of, and dealers in, securities both as principal and on behalf of their clients and, as such, may have had, and may in the future have, long or short positions in the securities of the Company or related entities and, from time to time, may have executed or may execute transactions on behalf of such persons, (ii) may provide research or investment advice or portfolio management services to clients on investment matters, including the Company, (iii) may participate in securities transactions on a proprietary basis, including transactions in the Offering or other securities of the Company or related entities, and (iv) nothing in this Agreement shall restrict their ability to conduct business in the ordinary course and in compliance with applicable laws.

32. Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

33. Schedules. The following schedules are attached to this Agreement, which schedules are deemed to be incorporated into and form part of this Agreement:

Schedule "A" - "Compliance with United States Securities Laws"

Schedule "B" - "Details of Outstanding Convertible Securities and Rights to Acquire Securities"

34. Language. The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressment demandées que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

35. Counterparts. This Agreement may be executed in any number of counterparts and by facsimile or PDF copy, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

[Signature Page Follows]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriter.

Yours very truly,

CANACCORD GENUITY CORP.

Per:	"David Sadowski" (signed)
Name: David Sadowski
Title: Managing Director, Investment Banking

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of the 2nd day of June, 2020.

VIZSLA RESOURCES CORP.

Per:	"Michael A. Konnert" (signed)
Name: Michael A. Konnert
Title: President & Chief Executive Officer

SCHEDULE "A"

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

This is Schedule "A" to the Underwriting Agreement dated June 2, 2020 between Vizsla Resources Corp. and Canaccord Genuity Corp.

Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "A" is annexed.

The following terms shall have the meanings indicated:

(a) "Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

(b) "Foreign Issuer" means "foreign issuer" as defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is (i) the government of any country other than the United States or of any political subdivision of a country other than the United States; or (ii) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (a) the majority of the executive officers or a majority of the directors are United States citizens or residents, (b) more than 50 percent of the assets of the issuer are located in the United States, or (c) the business of the issuer is administered principally in the United States;

(c) "General Solicitation" and "General Advertising" means "general solicitation" or "general advertising", as those terms are used under Rule 502(c) of Regulation D. Without limiting the foregoing, but for greater clarity, general solicitation or general advertising includes, but is not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or on the internet, or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "Offshore Transaction" means an "offshore transaction" as that term is defined in Rule 902(h) of Regulation S; and

(e) "Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Rule 902(j) of Regulation S.

Representations, Warranties and Covenants of the Underwriter

The Underwriter acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Offered Shares may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. Person or a person in the United States, except in accordance with an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The Underwriter on behalf of itself and its U.S. Affiliate, if applicable, represents, warrants, covenants and agrees to and with the Company severally, but not jointly, that:

1. It has not offered or sold, and will not offer or sell, at any time any Offered Shares except (a) in Offshore Transactions to persons who are not acting for the account or benefit of a U.S. Person in compliance with Rule 903 of Regulation S, or (b) in the case of the Underwriter and its U.S. Affiliate, to U.S. Purchasers as provided herein. Accordingly, none of the Underwriter, their Affiliates (including the U.S. Affiliate) or any person acting on any of their behalf, has made or will make (except as permitted in this Schedule "A"): (i) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to any person in the United States or to, or for the account of, a U.S. Person or a person in the United States, (ii) any sale of Offered Shares to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States and not acting for the account or benefit of a U.S. Person or a person in the United States, or the Underwriter, its Affiliates (including the U.S. Affiliate) or any person acting on any of their behalf, reasonably believed that such Purchaser was outside the United States and not acting for the account or benefit of a U.S. Person or a person in the United States, or (iii) any Directed Selling Efforts.

2. It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Shares except with the U.S. Affiliate, any Selling Firm or with the prior written consent of the Company. The Underwriter shall require the U.S. Affiliate to agree, and each Selling Firm to agree, for the benefit of the Company, to comply with, and shall use its commercially reasonable efforts to ensure that the U.S. Affiliate and each Selling Firm complies with, the same provisions of this Schedule "A" as apply to the Underwriter as if such provisions applied to the U.S. Affiliate and such Selling Firm.

3. The Underwriter represents and warrants that all offers and sales of Offered Shares that have been or will be made by it in the United States or to or for the account or benefit of a U.S. Person, have or will be made through its U.S. Affiliate and in compliance with all applicable U.S. federal and state broker-dealer requirements. Each U.S. Affiliate that makes offers and sales in the United States or to, or for the account or benefit of, a U.S. Person, is on the date hereof, and will be on the date of each such offer and sale, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were or will be made (unless exempted from the respective state's broker-dealer registration requirements), and a member in good standing with the Financial Industry Regulatory Authority, Inc.

4. None of it, its Affiliates (including the U.S. Affiliate), or any person acting on any of their behalf has utilized, and none of such persons will utilize, any form of General Solicitation or General Advertising in connection with the offer and sale of the Offered Shares, or has offered or will offer any Offered Shares in any manner involving a public offering in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5. Immediately prior to soliciting U.S. Purchasers, the Underwriter, its Affiliates (including the U.S. Affiliate), and any person acting on its or their behalf had reasonable grounds to believe and did believe that each potential U.S. Purchaser was a Qualified Institutional Buyer, and at the time of completion of each sale to a person in the United States or to, or for the account or benefit of, U.S. Persons, the Underwriter, its Affiliates (including the U.S. Affiliate), and any person acting on its or their behalf will have reasonable grounds to believe and will believe, that each such U.S. Purchaser is a Qualified Institutional Buyer.

6. All potential U.S. Purchasers of the Offered Shares solicited by it shall be informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and that the Offered Shares are being offered and sold to such U.S. Purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A and similar exemptions under applicable state securities laws.

7. It agrees to deliver, through the U.S. Affiliate, to each person in the United States or to or for the account or benefit of a U.S. Person or a person in the United States to whom it offers to sell or from whom it solicits any offer to buy the Offered Shares the U.S. Private Placement Memorandum, including the Preliminary Prospectus and/or the Final Prospectus, as applicable. No other written material will be used in connection with the offer or sale of the Offered Shares in the United States or to or for the account or benefit of a U.S. Person or a person in the United States.

8. Prior to completion of any sale of Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person or a person in the United States, each such U.S. Purchaser thereof that is purchasing Offered Shares will be required to provide to the Underwriter, or the U.S. Affiliate offering and selling the Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person or a person in the United States, if applicable, an executed Qualified Institutional Buyer Letter. The Underwriter shall provide the Company with copies of all such completed and executed Qualified Institutional Buyer Letters for acceptance by the Company.

9. At least two Business Days prior to the Closing Date, it will provide the Company with a list of all U.S. Purchasers.

10. At the Closing, the Underwriter will, together with the U.S. Affiliate, if applicable, provide a certificate, substantially in the form of Annex I to this Schedule "A", relating to the manner of the offer and sale of the Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person or a person in the United States. Failure to deliver such a certificate shall constitute a representation by such Underwriter and such U.S. Affiliate, if applicable, that neither it nor anyone acting on its behalf has offered or sold Offered Shares to U.S. Purchasers.

11. None of it, any of its Affiliates (including, the U.S. Affiliate) or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares.

12. It is acquiring the Broker Warrants and Broker Warrant Shares as principal for its own account and not for the benefit of any other person. Furthermore, in connection with the issuance of the Broker Warrants and Broker Warrant Shares, (i) it is not a U.S. Person and it is not acquiring the Broker Warrants and Broker Warrant Shares in the United States, or on behalf of a U.S. Person or a person located in the United States, and (ii) the Agreement was executed and delivered outside the United States. It agrees that it will not engage in any Directed Selling Efforts with respect to any Broker Warrants and Broker Warrant Shares.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees as at the date hereof and as at the Closing Date that:

1. The Company is, and at the Closing Date will be, a Foreign Issuer with no Substantial U.S. Market Interest in the Offered Shares.

2. The Company is not, and following the application of the proceeds from the sale of the Offered Shares will not be, registered or required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended.

3. The offering of the Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person or a person in the United States by the U.S. Affiliate, if applicable, is not prohibited pursuant to a court order issued pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

4. Except with respect to offers and sales in accordance with this Agreement (including this Schedule "A") to, or for the account or benefit of, persons in the United States or U.S. Persons that are Qualified Institutional Buyers in reliance upon the exemption from registration available under Rule 144A, none of the Company, its affiliates, or any person acting on any of their behalf (other than the Underwriter, the U.S. Affiliate, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to a person in the United States or to, or for the account or benefit of, a U.S. Person or a person in the United States; or (b) any sale of Offered Shares unless, at the time the buy order was or will have been originated, (i) the Purchaser is outside the United States and not acting to or for the account or benefit of a U.S. Person or a person in the United States or (ii) the Company, its affiliates, and any person acting on any of their behalf reasonably believe that the Purchaser is outside the United States and not acting to or for the account or benefit of a U.S. Person or a person in the United States.

5. During the period in which Offered Shares are offered for sale, none of the Company, its affiliates, or any person acting on any of their behalf (other than the Underwriter, the U.S. Affiliate, their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged in or will engage in any Directed Selling Efforts or has taken or will take any action that would cause the exemptions afforded by Rule 144A or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of Offered Shares in accordance with the Underwriting Agreement, including this Schedule "A".

6. None of the Company, its affiliates or any person acting on any of their behalf (other than the Underwriter, the U.S. Affiliate, their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Offered Shares in the United States or to or for the account or benefit of a U.S. Person or a person in the United States by means of any form of General Solicitation or General Advertising or has taken or will take any action that would constitute a public offering of the Offered Shares in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act.

7. None of the Company or any of its affiliates or any persons acting on any of their behalf (other than the Underwriter, the U.S. Affiliate, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or sold, or will offer or sell, (i) any of the Offered Shares in the United States or to or for the account or benefit of a U.S. Person or a person in the United States, except for offers and sales made through the Underwriter and the U.S. Affiliate, if applicable, in reliance on the exemption from registration under the U.S. Securities Act provided by Rule 144A; or (ii) any of the Offered Shares outside the United States or to persons excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(vi) of Regulation S or persons holding accounts excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(i) of Regulation S, except for offers and sale made in Offshore Transactions in accordance with Rule 903 of Regulation S.

8. None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Underwriter, the U.S. Affiliate, their respective affiliates, or any person acting on their behalf, in respect of which no representation, warranty, covenant or agreement is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares.

9. None of the Company or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

10. The Offered Shares satisfy the requirements set out in Rule 144A(d)(3) under the U.S. Securities Act.

11. For so long as any Offered Shares which have been sold in the United States in reliance upon the exemptions provided by Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Company is neither (i) subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act, nor (ii) exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Company will furnish to any holder of the Offered Shares which have been sold in reliance upon Rule 144A and any prospective purchaser thereto designated by such holder in the United States, upon request of such holder or prospective purchaser, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Shares to effect resales under Rule 144A).

12. Upon receipt of a written request from a purchaser in the United States or who is a U.S. Person, the Company shall make a determination if the Company is a "passive foreign investment company" (a "PFIC") within the meaning of section 1297(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), during any calendar year following the purchase of the Offered Shares by such purchaser, and if the Company determines that it is a PFIC during such year, the Company will provide to such purchaser, upon written request, all information that would be required to permit a United States shareholder to make an election to treat the Company as a "qualified electing fund" for the purposes of the Code.

General

Each of the Underwriter (and their U.S. Affiliate) on the one hand and the Company on the other hand understand and acknowledge that the other parties hereto will rely on the truth and accuracy of the representations, warranties, covenants and agreements contained herein.

ANNEX I TO SCHEDULE "A"

UNDERWRITER'S CERTIFICATE

In connection with the private placement in the United States or to or for the account or benefit of a U.S. Person or a person in the United States of Offered Shares of the Company pursuant to the Underwriting Agreement, the undersigned Underwriter and [⬤], its U.S. Affiliate, do hereby certify as follows:

(a) the Offered Shares have been offered and sold by us in the United States or to or for the account or benefit of a U.S. Person or a person in the United States only by the U.S. Affiliate which was on the dates of such offers and sales, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act, and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the Financial Industry Regulatory Authority, Inc.;

(b) immediately prior to transmitting the U.S. Private Placement Memorandum to offerees in the United States or to or for the account or benefit of a U.S. Person or a person in the United States, we had reasonable grounds to believe and did believe that each such person was a Qualified Institutional Buyer, and we continue to believe that each U.S. Purchaser of Offered Shares that we have arranged is a Qualified Institutional Buyer on the date hereof;

(c) all offers and sales of the Offered Shares by us in the United States or to or for the account or benefit of a U.S. Person or a person in the United States have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(d) no form of General Solicitation or General Advertising was used by us in connection with the offer and sale of the Offered Shares in the United States;

(e) prior to any sale of Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person, each such U.S. Purchaser thereof that is purchasing Offered Shares provided an executed Qualified Institutional Buyer Letter, and we provided the Company with copies of all such completed and executed Qualified Institutional Buyer Letters for acceptance by the Company;

(f) neither we, nor our affiliates or any person acting on any of our behalf have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares;

(g) prior to the purchase of any Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons, each such offeree was provided with a copy of the U.S. Private Placement Memorandum, and no other written material, other than the U.S. Private Placement Memorandum and any Supplementary Material approved by the Company for use in presentations to prospective purchasers, was used by us in connection with the offering of the Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons;

(h) all purchasers in the United States or who are, or purchased for the account or benefit of, U.S. Persons who were offered the Offered Shares have been informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers without registration in reliance on available exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws; and

(i) the offering of the Offered Shares has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule "A" attached thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule "A" attached thereto) unless defined herein.

[Signature page follows]

DATED as of this ______ day of ____________, 2020.

	[NAME OF UNDERWRITER]		[NAME OF U.S. AFFILIATE]

By:		By:

	Authorized Signing Officer		Authorized Signing Officer

SCHEDULE "B"

DETAILS OF OUTSTANDING CONVERTIBLE SECURITIES AND RIGHTS TO

ACQUIRE SECURITIES

This is Schedule "B" to the Underwriting Agreement dated June 2, 2020 between Vizsla Resources Corp. and Canaccord Genuity Corp.

1. Stock Options Outstanding as at June 1, 2020

The Company has 5,343,000 options to acquire Common Shares outstanding, each exercisable for one Common Share, as follows:

Number of Options Outstanding and Exercisable	Exercise Price	Expiry Date
1,318,000	$0.17	June 12, 2024
460,000	$0.56	December 24, 2024
1,480,000	$0.69	December 30, 2024
105,000	$0.72	January 7, 2025
1,980,000	$0.15	February 26, 2029

2. Warrants Outstanding as at June 1, 2020

The Company has 10,532,392 warrants (including compensation options) to acquire Common Shares outstanding, each exercisable for one Common Share, as follows:

Number of Warrants Outstanding	Exercise Price	Expiry Date
23,892	$0.15	September 19, 2020
9,653,525	$0.25	June 6, 2021
510,285	$0.40	November 28, 2021
256,490	$0.40	December 5, 2021
88,200	$0.40	December 18, 2021

3. Rights to Acquire Securities Outstanding as at June 1, 2020

In connection with the share purchase agreement entered into by the Company to purchase Canam, the Company is required to issue (i) 6.5 million Common Shares upon definition of a resource greater than 200,000 gold-equivalent ounces at the Panuco Property, and (ii) 5.5 million Common Shares upon exercise of the options with Silverstone and Rio Panuco pursuant to the Panuco Option Agreements.

In addition, the Company has finder's fee obligations in connection with the acquisition of Canam and is required to issue (i) 250,000 Common Shares upon definition of a resource greater than 200,000 gold-equivalent ounces at the Panuco Property, and (ii) 250,000 Common Shares upon exercise of the options with Silverstone and Rio Panuco pursuant to the Panuco Option Agreements.